Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
Special Diversified Opportunities Inc.
Wilmington, Delaware
We hereby consent to the use in Form S-4 constituting a part of this Registration Statement of our report dated January 24, 2017, relating to the consolidated financial statements of Interboro Holdings, Inc., which is contained in that Form S-4.
We also consent to the reference to us under the caption “Experts” in the Prospectus.
/s/ BDO USA, LLP
New York, New York
January 27, 2017
BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.
BDO is the brand name for the BDO network and for each of the BDO Member Firms.
R-214 (6/14)